Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Registration Statement of Intercept Pharmaceuticals, Inc. (a development stage company), on Form S-1 Amendment No. 1 (No. 333-183706) to be filed on or about September 26, 2012, of our report dated August 31, 2012, except for the last paragraph of note 1 as to which the date is September 26, 2012, on our audit of the consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the period from September 4, 2002 (Inception) through December 31, 2007.  We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

New York, New York

September 26, 2012